■	EX-99.1.
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: POSMITT Steel Centre SDN.BHD.

—	Total Asset (KRW): 37,679,873,812

—	Total Equity (KRW): 13,341,874,846

—	Total Liabilities (KRW): 24,337,998,966

—	Total Capital (KRW): 3,754,100,000

—	Purpose of the company : to engage in processing and sales of steel coil

2.	Name of Company Group: POSCO

3.	Reason for Addition: POSTEEL, a subsidiary of POSCO, acquired 40% equities of POSMITT Steel Centre SDN.BHD., which is a steel processing center in Malaysia to expand sales.

4.	Total number of affiliated companies after additional affiliation: 66

5.	Date of Addition: February 13, 2007

6.	Others

—	POSCO has had 30% equities of POSMMIT Steel Centre SDN.BHD.

—	The above amount is applied with the exchange rate on Feb.13.2007 (~~W~~/MYR:268.15).